                             Exhibit 99.1

Asia Pacific Wire and Cable Suspends $2.0  Million Share Repurchase Program

TAIPEI, Taiwan, April 25, 2013 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ: APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced that the Company’s Board of Directors voted to suspend its share buyback program due to in market conditions and the increase in the trading price of the Company’s Common Shares over the past four months.

The Company’s Board of Directors plans to consider the possibility of resuming the Share Repurchase Program after the release of the Company’s 2012 financial results, the Board’s consideration of likely Q1 results and prospects for the balance of 2013, taking into account also the Company’s cash needs for planned expansions and the Board’s consideration of overall market trends and conditions.

The Company remains committed to provide value to its shareholders and has planned a visit to the US to meet with current and prospective shareholders May 7-10, 2013. Please contact John Mattio at MZ Group if you are interested in meeting management during this non-deal roadshow.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand , China , Singapore and Australia . The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products ("Distributed Products") manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company ("PEWC"). The Company also provides project engineering services in the supply, delivery and installation ("SDI") of power cables to certain of its customers. For more information on the Company, visit http://www.apwcc.com. Information on the Company's Web site or any other Web site does not constitute a portion of this release.

Safe Harbor Statement

This release contains certain "forward-looking statements" relating to the Company, its business, and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as "believes", "expects" or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements

Contact:

Company Contact:

Asia Pacific Wire & Cable Corporation Limited

Mr. Frank Tseng, CFO

Phone: +886-2-2712-2558 ext. 66

E-mail: frank.tseng@apwcc.com

www.apwcc.com

Investor Relations Contact:

MZ North America
John Mattio, SVP
Tel: +1-212-301-7130
Email: john.mattio@mzgroup.us

www.mzgroup.us